UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 12, 2007
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐]

Yes ☐	No ☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐]

Yes ☐	No ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________]

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Corporation (the “Company”), dated December 12, 2007.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: December 12, 2007
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

NEWS RELEASE
TEEKAY TANKERS LTD. ANNOUNCES PRICING
OF ITS INITIAL PUBLIC OFFERING

Nassau, The Bahamas — December 12, 2007 - Teekay Tankers Ltd. (NYSE: TNK) announced today that it has priced its initial public offering of 10,000,000 shares of its Class A Common Stock at $19.50 per share. The 10,000,000 shares of Class A Common Stock (11,500,000 shares if the underwriters exercise their over-allotment option in full) represent a 40% ownership interest in Teekay Tankers Ltd. Teekay Corporation (NYSE: TK) owns the remaining capital stock of Teekay Tankers Ltd., which includes Class A Common Stock and Class B Common Stock. The Class A Common Stock will trade on The New York Stock Exchange under the symbol “TNK”.
Citi and Morgan Stanley acted as joint book-running managers and as representatives of the underwriters, which include Merrill Lynch & Co., Wachovia Securities, Deutsche Bank Securities, JPMorgan, Dahlman Rose & Company, Scotia Capital and Johnson Rice & Company L.L.C.
A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on December 12, 2007. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer will be made only by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933. A copy of the final prospectus, when available, may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, Attention: Prospectus Department; fax: 718-765-6734; phone: 800-831-9146; or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York, 10014, Attention: Prospectus Department; phone: 866-718-1649; or by emailing prospectus@morganstanley.com.
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About Teekay Tankers Ltd.
Teekay Tankers Ltd. (NYSE: TNK) is a Marshall Islands corporation recently formed by Teekay Corporation (NYSE: TK) to provide international marine transportation of crude oil. Immediately following the closing of its initial public offering, Teekay Tankers Ltd. will own a fleet of nine double-hull Aframax-class oil tankers, which an affiliate of Teekay Corporation will manage under a mix of spot-market trading and short- or medium-term fixed-rate time-charter contracts. In addition, Teekay Corporation will offer to Teekay Tankers Ltd. within 18 months of the initial public offering the opportunity to purchase up to four Suezmax-class oil tankers. Teekay Tankers Ltd. intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
For Investor Relations enquiries contact:
Dave Drummond
Tel: + 1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6605
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